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                             December 7, 2020

       Zhiweu Xu
       Chief Executive Officer
       Jowell Global Ltd.
       2nd Floor, No. 285 Jiangpu Road
       Yangpu District, Shanghai
       China 200082

                                                        Re: Jowell Global Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed November 23,
2020
                                                            File No. 333-250889

       Dear Mr. Xu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed November 23, 2020

       Dilution, page 48

   1. It appears you have included intangible assets in the net tangible book value. Please revise or otherwise
advise.
   2. Please revise the narrative preceding the table to highlight the October 21, 2020 sale of shares and its impact
on the table. Please also show us how you calculated "As adjusted net tangible book value
per Ordinary Share attributable to payments by new investors"
                                                        and clarify for us what
this line item represents. Consider revising the line item
                                                        description to clarify.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Zhiweu Xu
Jowell Global Ltd.
December 7, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222
with any other questions.



FirstName LastNameZhiweu Xu                                Sincerely,
Comapany NameJowell Global Ltd.
                                                           Division of
Corporation Finance
December 7, 2020 Page 2                                    Office of Trade &
Services
FirstName LastName